UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 28, 2019, Spotify Technology S.A. (the “Company”) issued a letter to shareholders reporting its results for the quarter ended September 30, 2019. A copy of the letter to shareholders is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

In the letter to shareholders, the Company also announced that Barry McCarthy intends to retire from his position as the Company’s Chief Financial Officer and that the Board of Directors (the “Board”) of the Company has nominated him to join the Board in January 2020 as an additional director, subject to shareholder approval. The Company will appoint Paul Vogel, currently Vice President and Head of FP&A (Financial Planning & Analysis), Treasury and Investor Relations at the Company, to succeed Mr. McCarthy. Mr. McCarthy will remain in his current position until January 15, 2020 to ensure a smooth transition. Mr. McCarthy’s decision to retire from his current position is not the result of any disagreement with the Company on any matter relating to the Company’s operation, policies or practices.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter to Shareholders dated October 28, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: October 28, 2019	By:	/s/ Horacio Gutierrez
	Name:	Horacio Gutierrez
	Title:	General Counsel